Exhibit 99.1

Teck Resources Limited TSX: TECK.A, TECK.B NYSE: TECK www.teck.com	Agnico Eagle Mines Limited TSX: AEM NYSE: AEM www.agnicoeagle.com

News Release

For Immediate Release	Date: September 16, 2022

Teck and Agnico Eagle Announce Agreement
on the San Nicolás Copper-Zinc Project located in Zacatecas, Mexico

Vancouver, B.C. and Toronto, ON – Agnico Eagle Mines Limited (TSX and NYSE: AEM) (“Agnico Eagle”) and Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Agnico Eagle has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”), a wholly-owned Teck subsidiary which owns the San Nicolás copper-zinc development project located in Zacatecas, Mexico (the “Transaction”). As a result of the Transaction, Teck and Agnico Eagle will become 50/50 joint venture partners at San Nicolás.

“San Nicolás is a high-quality project, located in a leading mining jurisdiction, with high grades, extremely competitive capital intensity, and first quartile costs,” said Don Lindsay, President and CEO of Teck. “The opportunity to add the operating and development experience of Agnico Eagle should generate substantial benefits for the project including for all stakeholders throughout the project life cycle.”

“This is a unique opportunity to create a long-term partnership between two high quality mining companies working together to de-risk and optimize a world class VMS deposit in a premier mining jurisdiction,” added Ammar Al-Joundi, President and CEO of Agnico Eagle. “Agnico Eagle’s project development, permitting and construction experience in Mexico, combined with Teck’s base metals expertise, operating excellence and marketing leadership, are complementary skillsets and will contribute to the timely and successful development and operation of San Nicolás.”

Transaction Highlights

•	Agnico Eagle will subscribe for US$580 million of MSN shares, giving Agnico Eagle a 50% interest in MSN. The subscription proceeds received from Agnico Eagle will be used by MSN to fund the first US$580 million of post-closing costs with subsequent funding to be contributed according to each partner’s ownership percentage. Agnico Eagle’s contributions will be made as study and development costs are incurred – there is no up-front payment from Agnico Eagle
•	The US$580 million share subscription implies a notional US$290 million acquisition cost to Agnico Eagle for 50% of the San Nicolás project plus the contribution by Agnico Eagle of 50% of the first US$580 million of project costs for its own account
•	Agnico Eagle’s funding in the first two years is expected to be approximately US$50 million
•	Establishes a 50/50 joint venture between two Canadian-based global mining leaders each with demonstrated track record of successful joint operations
•	Governance arrangements with equal representation from Teck and Agnico Eagle, to leverage and implement each shareholder’s skillsets
•	Agnico Eagle to be deemed to be a 50% shareholder in MSN for governance purposes upon closing of the Transaction, which is expected in the first half of 2023

San Nicolás Project Highlights

•	Located in Zacatecas, a major mining state in Mexico, with significant geological potential and numerous poly-metallic and precious metals opportunities. In addition, Zacatecas has excellent access to infrastructure and a skilled workforce

•	San Nicolás is the largest undeveloped volcanic-hosted massive sulfide deposit (“VHMS”) deposit in Mexico and is one of the largest undeveloped VHMS deposits globally. As at December 31, 2021, Teck estimated San Nicolás to contain 105.2 million tonnes of proven and probable mineral reserves at average grades of 1.12% copper, 1.48% zinc, 0.4 g/t gold and 22 g/t silver, or more than 2.0% on a copper equivalent basis
•	Prefeasibility study completed by Teck in March 2021 describes attractive economics and project parameters:
o	The project contemplates a modern truck-and-shovel open pit, processing, and flotation operation
o	First production expected in 2026, with an estimated mine life of 15 years and meaningful potential for mine life extension and regional exploration upside
o	Expected to produce 63 thousand tonnes per annum (ktpa) of copper and 147 ktpa of zinc in concentrate over its first five years of production
o	Average life of mine head grades of 1.13% copper and 1.49% zinc
o	Average C1 operating costs of US$(0.16)/lb copper and US$0.44/lb copper over the first five years of production and life of mine, respectively, net of by-products
o	US$842 million development capital cost estimate
o	2.6 year payback and 33% after-tax Internal Rate of Return (IRR) based on US$3.50/lb copper and US$1.15/lb zinc
•	Teck and Agnico Eagle anticipate that development capital costs could be in the range of US$1,000 million to US$1,100 million, based on current cost environment and estimate accuracy. With development capital costs in this range, and assuming spot prices of approximately US$3.57/lb copper and US$1.46/lb zinc, the estimated payback period would be 2.5 to 2.8 years with an estimated after-tax IRR of 33% to 30%.

San Nicolás Study Status

A detailed plan to complete a feasibility study, permitting, and community engagement has been developed, with initial work underway since January 2022. Further, an environmental and social baseline survey, including in-depth archaeological surveys and clearances, was carried out by Teck from 2018 to 2021. Well-developed community engagement and investment programs have resulted in strong support for development from stakeholders near the project and more broadly in Zacatecas.

The feasibility study is expected to be completed early in 2024 with project sanction thereafter subject to receipt of permits.

About the Transaction

Agnico Eagle will subscribe for US$580 million in MSN shares, through a wholly-owned Mexican subsidiary of Agnico Eagle, giving Agnico Eagle a 50% interest in MSN. The subscription proceeds received from Agnico Eagle will be used by MSN to fund the first US$580 million of post-closing costs with subsequent funding to be contributed according to each partner’s ownership percentage. Agnico Eagle’s contributions will be made as study and development costs are incurred – there is no up-front payment from Agnico Eagle. The US$580 million share subscription implies a notional US$290 million acquisition cost to Agnico Eagle for 50% of the San Nicolás project plus the contribution by Agnico Eagle of 50% of the first US$580 million of project costs for its own account.

Funding requirements beyond this initial subscription amount will be funded by Teck and Agnico Eagle in proportion to their shareholdings in MSN. The shareholders’ agreement will include provisions typical in a transaction of this nature, as well as remedies for material breach that include accelerated dilution and forced sale of a defaulting shareholder’s ownership interest. For governance purposes, Agnico Eagle will be deemed a 50% shareholder of MSN from closing, regardless of the number of shares that have been issued to Agnico Eagle.

Closing of the Transaction is subject to customary conditions precedent, including receipt of necessary regulatory approvals, and is expected to occur in the first half of 2023.

Additional Information on the San Nicolás Project

For further details on the San Nicolás project, please refer to the Supplemental Information slides in the Investors section of Teck’s website (https://www.teck.com/investors/events-&-presentations/presentations-webcasts/supplemental-information-for-investors).

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland, and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Agnico Eagle Investor Contact:

Jean-Marie Clouet

Corporate Director, Investor Relations

416.457.9464

jeanmarie.clouet@agnicoeagle.com

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “could”, “may”, “might”, “should”, “will” or “would” be taken, occur or achieved. Forward-looking statements in this news release include statements regarding the expectation that the Transaction will close and the timing of closing; the expectation that the San Nicolás project will be developed into production; the expected timing of first production; the estimated mine life; the expectation that there is meaningful mine life extension and regional exploration potential; the expected ownership interests of Teck and Agnico Eagle in the joint venture at any time; the expected production over the first five years of operation; all San Nicolás project economics included in this news release, including head grades, average C1 operating costs, development capital cost estimate, payback period and IRR; the expectations as to results of the feasibility study, including development capital cost estimate, payback period and IRR; the statement that the project has been de-risked; and timing of project sanction decision.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck, Agnico Eagle or the joint venture to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, changes in general economic conditions or commodity prices, unanticipated permitting, development or construction issues including delays in receiving permits or other regulatory approvals, or withdrawal or suspension of permits, unanticipated geotechnical conditions or other factors affecting construction plans and budgets including supplier, transportation, logistics or labour issues, adverse weather or natural disaster, community unrest, access issues, failure of plant and equipment, disruption of financial markets, the accuracy of our mineral estimates (including with respect to size, grade and recoverability) and the geological, operations and price assumptions on which these are based, other circumstances interfering with the closing of the Transaction, including an inability to satisfy the conditions to closing, including receipt of any regulatory approvals and failure by Teck or Agnico Eagle to fund as required by the agreements. Economic projections for the San Nicolás project are presented on a 100% basis and, except as otherwise noted, assume US$3.50/lb copper, US$1.15/lb zinc, US$1,550/oz gold, and US$20/oz silver.

Teck and Agnico Eagle caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or implied by these forward-looking statements. Certain of these risks are described in more detail in the Annual Information Form of Teck and/or Agnico Eagle and in their respective subsequent quarterly report filings with Canadian securities administrators and the US Securities and Exchange Commission. Neither Teck nor Agnico Eagle assumes the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.